EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated July 29, 2005 accompanying the consolidated balance sheet of Nanobac Pharmaceuticals, Inc. as of December 31, 2004 and the related consolidated statements of operations, stockholder’s equity (deficit), and cash flows for the years ended December 31, 2004 and 2003 contained in the Registration Statement and Prospectus, which report contains an explanatory paragraph relating to certain significant risks and uncertainties which conditions raise substantial doubt about the Company’s ability to continue as a going concern. We consent to the use of the aforementioned report in the Registration Statement and Prospectus and to the use of our name, and the statements with respect to us, under the heading “Experts” in the Prospectus.

/s/Aidman, Piser & Company, P.A

Tampa, Florida
October 3, 2005